# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Financial Group, Inc., CIK 0001042046
CUSIP: 025932104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 301 East Fourth Street, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 04/03/2026
Filed by CIK 0000942061
Persons authorized to receive notices and communications: Mark A. Weiss, Esq., 301 East Fourth Street, Cincinnati, Ohio (OH), 45202, (513) 362-0158

## Reporting persons
- S. Craig Lindner (CIK 0000942061): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,021,209; shared voting power 865,478; sole dispositive power 4,155,253; shared dispositive power 865,478; aggregate amount beneficially owned 5,141,226 (6.2% of the class)
  Comment: This Amendment No. 11 amends and restates the Schedule 13D originally filed on May 11, 2004, as amended through Amendment No. 10 filed on March 31, 2020. This Amendment No. 11 is being filed voluntarily to update the Reporting Person's beneficial ownership and is not the result of any transaction in AFG securities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: American Financial Group, Inc.
Address of issuer's principal executive offices: 301 East Fourth Street, Cincinnati, Ohio (OH), 45202
Comment:
This Schedule 13D is filed on behalf of S. Craig Lindner (the "Reporting Person") with respect to the Common Shares (the "Common Shares") of American Financial Group, Inc. ("AFG").

The principal executive offices of AFG are located at 301 East Fourth Street, Cincinnati, Ohio 45202.

## Item 2. Identity and Background
Name of person filing: S. Craig Lindner
Residence or business address: 301 East Fourth Street, Cincinnati, Ohio 45202
Present principal occupation or employment: Individual Investor
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the Co-Chief Executive Officer of AFG and also serves on the Board of Directors. In these capacities, Mr. Lindner has responsibility for AFG's management and strategic direction. Additionally, in his capacity as a shareholder of the Company, Mr. Lindner reviews his investment in the Company on a continuous basis. Mr. Lindner may from time to time acquire additional Common Shares or dispose of a portion of the Common Shares that he beneficially owns. Any transactions that Mr. Lindner may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, other investment and business opportunities available to Mr. Lindner, tax and estate planning considerations and other factors.

Other than as described above in this Item 4, Mr. Lindner has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of April 3, 2026, the Reporting Person beneficially owned 5,141,226 Common Shares (or approximately 6.2% of the outstanding shares), which amount includes 4,015,209 shares held in trusts over which he has voting and dispositive power; 134,044 shares held in a trust over which he has dispositive power; 116,578 shares held by a trust over which his spouse has voting and dispositive power; 120,495 shares held in AFG's 401(k) Retirement and Savings Plan; 509,622 shares held by a charitable foundation over which he shares voting and dispositive power with his brother, Carl H. Lindner III and his mother; 6,000 shares held in trusts for family members over which he holds voting and dispositive power; and 239,278 shares held by a charitable foundation over which he shares voting and dispositive power with his spouse.

Within the 60-day period preceding the date of filing of this Amendment, the Reporting Person has engaged in the following transactions.

Date Transaction Number of Shares Price
2/23/2026 Disposition(1) (3,300) $129.85/share
2/26/2026 Acquisition(2) 11,294 n/a

(1) Represents shares withheld by AFG to satisfy taxes payable in connection with the vesting of previously-awarded shares of restricted stock.

(2) Represents a grant of restricted stock pursuant to AFG's stock incentive plan. All shares cliff-vest four years after date of grant.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Power of Attorney filed as part of Item 7, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Power of Attorney (previously filed)

## Signatures
- S. Craig Lindner: /s/ Mark A. Weiss, Mark A. Weiss, as Attorney-in-Fact for S. Craig Lindner (04/15/2026)